[Ropes & Gray LLP

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October 9, 2008	Christopher J. Austin (617) 951-7303 caustin@ropesgray.com

VIA OVERNIGHT COURIER AND EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Ruairi Regan, Division of Corporation Finance

Re: GigOptix, Inc. Registration Statement on Form S-4 (File No. 333-153362)

Dear Mr. Regan:

On behalf of GigOptix, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 1 in response to comments contained in a letter, dated October 2, 2008 (the “Letter”), from Ruairi Regan of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Peter Biere, President and Treasurer of the Company. The responses contained herein are based upon information provided to Ropes & Gray LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Selected Historical Consolidated Financial and Operating Data of GigOptix, page 6

1.	Comment: We see that you have provided selected financial data for the four most recent fiscal years ended December 31, 2007 and the interim period ended June 27, 2008. Item 301 of Regulation S-K requires a registrant to present selected financial data for each of the last five fiscal years or for the life of the registrant and its predecessors, if less. Please tell us how your current presentation of only four fiscal years of selected financial data complies with Item 301 of Regulation S-K. Alternatively, please revise the filing as necessary to provide all the selected financial data required by Item 301 of Regulation S-K.

Response: The Company has complied with the staff’s comment by including the requested disclosure on page 6.

United States Securities and Exchange Commission

Attention: Ruairi Regan

October 9, 2008

Comparative Per Share Data, page 8

2.	Comment: Please revise the filing to include the equivalent pro forma per share data required by Item 3(f) of the Form S-4 rules or tell us why no revisions are necessary.

Response: The Company has complied with the staff’s comment by including the requested disclosure on page 8 to reflect the acquiree’s equivalent pro forma per share and per membership unit data for the parties to the transaction.

Unaudited Pro Forma Condensed Combined Financial Data, page 95

3.	Comment: We note the disclosure on page 18 and 133 regarding the accounting treatment for the merger of the two companies. Please tell us in reasonable detail how you determined that GigOptix was the accounting acquiror in the transaction. Please refer to the specific factors included in paragraph 17 of SFAS 141 in your response. Additionally, please revise the pro forma financial data to include a discussion of your accounting conclusions similar to those found on page 18 and 133.

Response: Paragraph 17 of SFAS 141 discusses five factors to consider in determining the acquiring entity in a business combination. Our consideration of these factors is as follows:

a.	The relative voting rights in the combined entity after the combination—Upon completion of the merger, existing shareholders of GigOptix will own 50% of the outstanding shares inclusive of outstanding options and warrants. The remaining 50% will be held by existing Lumera shareholders, option holders and warrant holders. All outstanding shares will have equal voting rights. Accordingly, we did not view this factor as being determinative.

b.	The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—Approximately 80.5% of the outstanding membership units in GigOptix are held, directly or indirectly, by iTerra Communications LLC (“iTerra”). Upon completion of the merger, iTerra will, directly or indirectly, own approximately 43.5% of the combined entities’ outstanding capital stock (on a fully diluted basis) making it the largest single shareholder upon completion of the merger. We believe this factor points to GigOptix as the accounting acquirer.

United States Securities and Exchange Commission

Attention: Ruairi Regan

October 9, 2008

c.	The composition of the governing body of the combined entity—Upon completion of the merger, the Board of Directors of the Company will consist of seven members. The composition of the board will include Dr. Avi Katz (the current CEO of GigOptix), Kimberly D.C. Trapp (currently a member of both GigOptix’ and Lumera’s boards), two directors designated by GigOptix, two directors appointed by Lumera, and an independent board member appointed by the Company with the consent of at least one Lumera nominee. After consideration of the composition of the Board of Directors (which will include four of seven members who are either officers of, directors of or nominated by GigOptix), we believe this factor points to GigOptix as the accounting acquirer.

d.	The composition of the senior management of the combined entity—Upon completion of the merger, the roles of Chief Executive Officer and Chief Technical Officer will be held by current members of GigOptix management. The role of Chief Financial Officer will be held by Lumera’s current CFO. The remaining members of senior management will consist largely of GigOptix management. Given the above, we believe this factor points to GigOptix as the accounting acquirer.

e.	The terms of the exchange of equity securities—Neither entity is paying a premium over the market value of the equity securities of the other combining entity. Accordingly, we did not view this factor as being determinative.

In addition to the factors discussed above, paragraph 17 of SFAS 141 states the following:

In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity.

We draw the Staff’s attention to the fact that going forward, the merged entity will engage primarily in continuing GigOptix’ strategy and extending GigOptix’ product platform and distribution channels. Although the merged entity will seek to leverage Lumera’s research and development expertise, the primary focus of the Company will be a continuation of GigOptix’ operations.

United States Securities and Exchange Commission

Attention: Ruairi Regan

October 9, 2008

In regards to the size of the two entities and as illustrated in the unaudited pro forma financial information, GigOptix revenues for the year ended December 31, 2007 and the six months ended June 27, 2008 exceeded those of Lumera.

When considering all the factors above, along with the fact that the merged entity will operate under the name GigOptix, Inc., we concluded that GigOptix should be considered as the accounting acquirer.

As requested by the Staff, we have revised the unaudited pro forma condensed combined financial data to include a discussion of our accounting conclusions on page 97.

Notes to Unaudited Pro Forma Condensed Combined Financial Data, page 100

4.	Comment: Please tell us how the adjustment outlined in Note 3 (r) for non-recurring acquisition costs incurred by Lumera complies with Rule 11-02(b)(6) of Regulation S-X.

Response: The adjustment reflected in Note 3(r) removes non-recurring costs incurred by Lumera that are directly related to the proposed transaction from the unaudited condensed combined pro forma statement of operations. As noted in our response to your comment number 3 above, we have determined that GigOptix is the accounting acquirer and accordingly all transaction costs incurred by Lumera have been expensed as incurred.

We believe that excluding such non-recurring, direct transaction-related expenses from the unaudited condensed combined pro forma statement of operations provides the reader of the registration statement with qualitatively better information to assess the effects of the transaction and of the results of operations for the combined entities. We believe such adjustment is in accordance with guidance included in Discussion Document A of the SEC Regulations Committee meeting on April 5, 2005. In such document, the Staff indicated that it would likely not object to the exclusion of non-recurring, directly transaction-related historical costs incurred by the accounting acquiree. Furthermore, we are aware of precedent in similar situations where the Staff has not objected to a pro forma adjustment to remove direct transaction costs incurred by the Company being acquired in the unaudited pro forma financial statements.

United States Securities and Exchange Commission

Attention: Ruairi Regan

October 9, 2008

5.	Comment: Revise the disclosures in Note 3 at the bottom of page 104 to explain how you calculated the item “change in outstanding shares in connection with the Lumera acquisition”.

Response: In response to the Staff’s comment, we have added the following disclosure to Note 3 of the unaudited pro forma condensed combined financial statements on page 105:

(1) Reflects the decrease in the number of shares outstanding based on the Lumera Exchange Ratio of 0.25 and GigOptix Exchange Ratio of approximately 0.34”

Report of Independent Registered Public Accounting Firm, page F-1

6.	Comment: We see on page 35 that GigOptix has identified material weaknesses in its financial controls. Please tell us and revise the filing to include a clear description of the facts and circumstances surrounding these material weaknesses, the specific steps you are taking to remediate the identified weaknesses and discuss whether you have remediated the material weakness. Additionally, please have your independent auditors tell us how the existence of these material weaknesses impacted their auditing and review of your consolidated financial statements. Lastly, please tell us and revise future MD&A to disclose any material known or expected costs you will incur to remediate these weaknesses.

Response: As private entities, GigOptix LLC and its predecessor (iTerra Communications LLC) were not subject to the accounting and reporting requirements associated with public reporting companies. As is common with small, privately held companies, GigOptix’ operating and accounting controls were informal and not well documented. In addition, due to GigOptix’ small size and focus on controlling costs, GigOptix did not historically retain a sufficient compliment of staff with the requisite amount of accounting knowledge, experience and training in the application of U.S. generally accepted accounting principles.

As a result, GigOptix’ accounting system was initially designed to accurately capture and report expenditures on a cash basis in order to facilitate the provision of information required for tax purposes and for reporting to senior management and the Board of Directors. These factors required GigOptix to record numerous adjustments to historical

United States Securities and Exchange Commission

Attention: Ruairi Regan

October 9, 2008

financial information to ensure they were prepared on an accrual basis of accounting and fully complied with accounting principals generally accepted in the United States.

In response, we have taken the following remedial actions:

•

Upon completion of the merger, Mr. Peter Biere, the current Chief Financial Officer of Lumera will become the Chief Financial Officer of the newly merged Company. In his role as Chief Financial Officer of Lumera, Mr. Biere is familiar with US GAAP and the rules applicable to public reporting companies regarding financial reporting and the maintenance of effective internal controls over financial reporting.

•

In the quarter ended June 27, 2008 GigOptix hired a Corporate Controller who has previously served in similar positions with other publicly traded companies, and has strengthened its controls over the monthly closing and financial reporting processes and will continue to hire additional personnel with extensive knowledge, experience and training in the application of U.S. generally accepted accounting principles and public company reporting requirements. The continued hiring and retention of additional, qualified personnel will be critical to the building of a finance organization with the depth and breadth of knowledge to support the Company’s planned operations. Additionally, the Company is evaluating its resource and automation requirements in related functions to adequately support the merged entity’s financial reporting obligations.

•

Upon completion of the transaction, GigOptix will look to the internal control and accounting systems of Lumera in order to determine how best to ensure the merged entity maintains effective internal controls over financial reporting.

In response to the material weaknesses described above, GigOptix independent auditors’ placed a high level of reliance on detailed audit procedures and substantive analytics in conducting their audit. In planning their work, GigOptix’ auditors established an overall level of materiality for each reporting period. This overall materiality established quantitative measures above which uncorrected errors in the financial data would cause the financial statements to be materially misstated. Upon determining the appropriate measures of overall materiality for each period, the auditors set the scope of their audit work using “planning materiality” levels. Planning materiality was set to amounts below overall materiality to allow for the possibility that misstatements of lesser amounts could,

United States Securities and Exchange Commission

Attention: Ruairi Regan

October 9, 2008

in the aggregate, result in a material misstatement. All accounts were then subjected to a level of substantive tests of details sufficient to ensure that any untested portion of an account balance was below these planning materiality levels. In addition, the auditors performed substantive tests of details beyond those required by SAS 100 as part of their review of GigOptix’ unaudited interim financial information.

Although GigOptix has taken steps to address the material weaknesses noted above, such remedial actions have not been in place for a sufficient period of time to determine whether the material weaknesses have been remediated. The Company will continue to monitor the impact of these remedial actions as part of managements’ annual assessment of the effectiveness of internal controls over financial reporting. We have revised the disclosures on page 35 as requested by the Staff.

The costs to remediate the material weakness as described above are primarily associated with the hiring, retention and training of personnel and are currently unknown as they will be dependant in large part upon the integration of the two companies post merger.

7.	Comment: Please ensure the filing complies with the updating requirements of Rule 3-2 of Regulation S-X. Additionally, please revise the filing to include all required accountants’ consents prior to requesting effectiveness of the registration statement. Alternatively, accountants’ consents should also be included with any amendment to the filing.

Response: We advise the Staff that we will ensure the filing complies with the updating requirements of Rule 3-2 of Regulation S-X. We have included currently dated consents from our accountants in our amended filing.

Report of Independent Auditors, page F-29

8.	Comment: Please have your independent auditors revise their report to indicate the city and state or country in which the report was issued as required by Rule 2-02(a)(3) of Regulation S-X.

Response: We advise the Staff that our independent auditors have revised their report to indicate the city and country in which the report on GigOptix—Helix was issued.

*    *    *    *

Please direct any questions or comments regarding the foregoing to Christopher Austin at (617) 951-7303.

Very truly yours,

Christopher J. Austin

cc:	Peter Biere